Exhibit 20


NEWS RELEASE

                               THE HAIN FOOD GROUP
                           50 Charles Lindbergh Blvd.
                               Uniondale, NY 11553
                                 (516) 237-6200
                               Fax:(516) 237-6240


For Further Information
Please Contact:
Gary Jacobs, Chief Financial Officer         Roger Spencer/Philip Thomas
The Hain Food Group                          The P.L. Thomas Group, Inc.
(516) 237-6200                               (312) 906-8060


                    HAIN FOOD GROUP COMPLETES ACQUISITION OF
                 HEALTH VALLEY(R), BREADSHOP'S(R) AND CASBAH(R)



     Uniondale, NY, May 19, 1999 -- The Hain Food Group, Inc. (Nasdaq: HAIN) today completed the acquisition of privately held Natural Nutrition Group, Inc., a leading manufacturer and marketer of premium natural and organic food products in the United States sold under the Health Valley(R), Breadshop's(R) and Casbah(R) brands. The purchase price consisted of $70 million in cash and a five year $10 million convertible note, according to Irwin D. Simon, president and chief executive officer.

With the Natural Nutrition Group acquisition, first announced in early April, the Hain Food Group becomes the largest natural organic food company in the US, with sales over $300 million. The natural organic food category is one of the fastest growing categories in the food industry. The Natural Nutrition Group branded products are made using only natural ingredients with many produced exclusively with organic materials. Product offerings include breakfast cereals and granolas, granola bars, cereal bars, cookies, crackers, and other baked goods, and canned and instant soups and chilis, as well as other food products, primarily under the Health Valley, Breadshop's and Casbah brands.

Simon commented, "This acquisition is a terrific fit for Hain that complements our existing categories and enhances our sales


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base with our existing customers. We will follow the same blueprint from previous acquisitions and look for synergies between these new brands and our existing business that should bring significant efficiencies and cost savings in the manufacturing, distribution, sales, marketing, general and administrative functions."

Certain of the statements in this press release are forward looking in nature and, accordingly, are subject to risks and uncertainties. The actual results may differ from those described or contemplated.

The Hain Food Group, headquartered in Uniondale, NY, is a natural, specialty and snack food company. The Company is a leader in many of the top 15 natural food categories, with such well-known natural food product lines as Hain Pure Foods(R), Westbrae(R) Natural, Westsoy(R), Arrowhead Mills(R), Garden of Eatin'(R), Terra Chips(R), DeBoles(R), Earth's Best(R) and Nile Spice. The Company's principal specialty and snack food product lines include Hollywood(R) cooking oils, Estee(R) sugar-free products, Weight Watchers(R) dry and refrigerated products, Kineret(R) kosher foods, Boston Better Snacks(R), Harry's Premium Snacks and Alba Foods(R).